Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2009
July 30, 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today its operating results for the second quarter and six month period ended June 30, 2009.
Six Months 2009 Financial Highlights:
•	Net Revenues of $48.3 million.

•	EBITDA of $37.6 million for the six months ended June 30, 2009. Please refer to a subsequent section of the press release for a reconciliation of EBITDA to net income.

•	Net Income of $19.3 million, or $0.86 per basic and $0.80 per diluted, share based on weighted average common shares outstanding of 22,361,227, basic, and 24,621,227 diluted.

•	Time Charter Equivalent, or TCE rate, of $51,982 per day.

•	The Company owns and operates a fleet of 6 vessels, with a fleet utilization of 83.7%.
Second Quarter 2009 Financial Highlights:
•	Net Revenues of $22.1 million.

•	EBITDA of $16.3 million for the three months ended June 30, 2009. Please refer to a subsequent section of the press release for a reconciliation of EBITDA to net income.

•	Net Income of $7.2 million, or $0.32 per basic and $0.30 per diluted share, based on weighted average common shares outstanding of 22,361,227, basic, and 24,621,227 diluted.

•	Time Charter Equivalent, or TCE rate, of $52,292 per day.

•	Fleet utilization reached 75.3%
Dale Ploughman, the Company’s Chief Executive Officer, stated: “Our operating results for the second quarter of 2009, although below our expectations due to the extended drydocking period were none the less satisfactory and supported by a time charter equivalent rate of $52,292 per day. So far in 2009, we believe Seanergy’s management has met the challenge of delivering a strong bottom line despite the fact that we operate in a highly volatile environment. We also achieved our objective to grow our fleet within our first year of operations.

We strongly believe that our planned acquisition of a controlling interest in Bulk Energy Transport will strengthen Seanergy’s position in the dry bulk sector and enhance shareholder value. This deal is accretive to shareholder value and enables Seanergy to expand its controlled fleet and revenue generation capability, while maintaining a strong balance sheet.
We believe that opportunities to acquire distressed assets will continue to present themselves and Seanergy is well placed to take advantage of them.
We have entered into long term charter agreements for our handy and our panamax vessels securing stable and visible cash flows with the added incentive of sharing into the potential market upside which can further enhance our revenues and profitability.
Even though the dry bulk market has considerably improved since the beginning of 2009, we believe we will continue experiencing a volatile market for the remainder of 2009. On the demand side, freight rates are recovering sooner than expected due to China’s strong demand for major core commodities iron ore and coal. On the supply side, we experience newbuilding order cancellations and delivery delays, which are expected to have a positive impact on the demand supply balance.
Although we remain cautiously optimistic on the outlook for demand for dry bulk commodities, we continue to believe that the long term prospects remain favorable as the world begins to recover from the economic and credit crisis.”
Christina Anagnostara, the Company’s Chief Financial Officer, stated: “In a challenging economic environment, Seanergy delivered strong results for the six months ended June 30, 2009. As of today, we enjoy healthy cash reserves of $50 million which enable us to meet scheduled debt repayments and capital expenditures and afford us the ability to grow our fleet, as indicated by our agreement to acquire a controlling interest in Bulk Energy Transport Holdings.
The Hamburg Max and African Zebra completed their scheduled drydockings on June 23, 2009 and July 20, 2009.
With a time charter equivalent rate of $51,982 per day for the six months ended June 30, 2009, our net income margin was approximately 50% of TCE and our free cash flow margin was approximately 73% of TCE.”
Acquisition of Bulk Energy Transport (Holdings) Limited:
Seanergy Maritime Holdings Corp. announced on July 15, 2009 that it had entered into an agreement with Constellation Bulk Energy Holdings, Inc. to purchase a 50% ownership interest in Bulk Energy Transport (Holdings) Limited (“BET”) for nominal cash consideration.
As a result of the acquisition, the size of the Company’s controlled fleet will increase to 11 dry bulk vessels with a carry capacity of approximately 1,043,296 dwt and an average fleet age of 13 years comprising of four Capesize, three Panamax, two Supramax and two Handysize dry bulk carriers.
The acquisition is subject to lenders’ consent, and was expected to close before the end of July 2009. However, on July 29, 2009 the involved parties mutually agreed to extend the closing date to August 31, 2009.

Conference Call Details:
The Company’s management team will host a conference call to discuss the financial results tomorrow, Friday, July 31, 2009 at 9:00 A.M. EDT.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote “Seanergy.”
A replay of the conference call will be available until August 8, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Fleet Profile as of July 30, 2009 (excluding BET fleet)

							Time Charter
	Vessel	Capacity	Year		TC Rate		Expiry
Vessel Name	Class	(DWT)	Built	Delivery Date	($)		(latest)
M/V Bremen Max	Panamax	73,503	1993	Sept. 11, 2008	15,500	(*)	Aug. 2010
M/V Hamburg Max	Panamax	72,338	1994	Sept. 25, 2008	65,000	(*)	Aug. 2009
M/V Davakis G.	Supramax	54,051	2008	Aug. 28, 2008	60,000		Sept. 2009
M/V Delos Ranger	Supramax	54,051	2008	Aug. 28, 2008	60,000		Sept. 2009
M/V African Zebra	Handysize	38,623	1985	Sept. 25, 2008	7,500	(**)	Aug. 2011
M/V African Oryx	Handysize	24,110	1997	Aug. 28, 2008	7,000	(**)	Aug. 2011
Total/Average		316,676	11 yrs

(*) the Company has extended its time charter contracts with the current charterer SAMC in direct continuation for its two panamax vessels dry dulk carriers, at a rate of $15,500 per day, for a period of about eleven (11) to (13) months. The m/v Bremen Max charter commenced on July 27, 2009 and the m/v Hambourg Max charter will commence on August 12, 2009.
(**) represents gross floor charter rates excluding a 50% adjusted profit share to be distributed equally between owners and charterers calculated on the average spot Time Charter Routes quoted on the Baltic Supramax Index for a period of twenty two (22) to twenty five (25) months.

Fleet Data:
We commenced our operating activity on August 28, 2008 therefore comparative information for the first six months of 2008 and the three months ended June 30, 2008 is not available.

	Six Months Ended	Three Months Ended
	June 30, 2009	June 30, 2009
Fleet Data:
Average Number of Vessels (1)	6.0	6.0
Ownership days (2)	1,086	546
Available days (3)	916	417
Operating days (4)	909	411
Fleet utilization (5)	83.7%	75.3%
Average Daily Results:
TCE rate (6)	51,982	52,292
Vessel operating expenses (7)	5,360	5,513
Management fee (8)	568	577
Total vessel operating expenses (9)	5,928	6,090

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the relevant period divided by the number of calendar days in the relevant period.
(2) Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(3) Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the six months ended June 30, 2009, the Company incurred 170 off hire days for vessel scheduled drydocking. During the three months ended June 30, 2009, the Company incurred 129 off hire days for vessel scheduled drydocking.
(4) Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(5) Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(6) Time charter equivalent or TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.

(In thousands of US Dollars, except daily time charter equivalent rate)

	Six Months Ended	Three Months Ended
	June 30, 2009	June 30,2009
Net Revenues from vessels	48,309	22,067
Voyage expenses	(1,057)	(575)

Net Operating Revenues	47,252	21,492

Operating Days	909	411

Daily Time charter equivalent rate	51,982	52,292
(7) Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:
(In thousands of US Dollars, except daily vessel operating expenses)

	Six Months Ended	Three Months Ended
	June 30, 2009	June 30,2009
Operating expenses	5,821	3,010

Ownership days	1,086	546

Daily vessel operating expenses	5,360	5,513
(8) Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.
(9) Total vessel operating expenses or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

FINANCIAL DATA
(In thousands of US Dollars, except share and per share data)

	Six Months Ended	Three Months Ended
	June 30,2009	June 30,2009
Revenues:
Vessel revenue — related party	49,548	22,633
Commissions — related party	(1,239)	(566)
Vessel revenue — related party, net	48,309	22,067
Expenses:
Direct voyage expenses	(438)	(292)
Vessel operating expenses	(5,821)	(3,010)
Voyage expenses — related party	(619)	(283)
Management fees — related party	(617)	(315)
General and administration expenses	(2,141)	(1,283)
General and administration expenses -related party	(1,021)	(481)
Depreciation	(15,430)	(7,758)
Amortization of deferred drydocking costs	(9)	(9)
Operating (Income)/Loss	22,213	8,636
Other expenses:
Interest and finance costs	(2,819)	(1,355)
Interest and finance costs — shareholders	(312)	(173)
Interest income — money market funds	256	116
Foreign currency exchange gains (losses), net	(55)	(56)
Net Income	19,283	7,168
Net Income per common share
Basic	0.86	0.32
Diluted	0.80	0.30
Weighted average common shares outstanding
Basic	22,361,227	22,361,227
Diluted	24,621,227	24,621,227

	Six Months Ended	Three Months Ended
	June 30,2009	June 30,2009
Net cash from operating activities	34,500	14,285
Net cash used in investing activities	(21)	(1)
Net cash from/(used in) financing activities	(15,000)	(7,500)
Net increase in cash	19,479	6,784
Drydocking Schedule:
On February 24, 2009 the African Zebra commenced its scheduled dry docking which was completed on July 20, 2009. The delay was due to labor strikes in the repairing yard and other unforeseen events in the repairing yard.
The Hamburg Max commenced its scheduled dry docking on May 17, 2009, which was completed on June 23, 2009.

Other Matters:
We are presently under active negotiations with our lender on an extension to be granted on our market value to loan covenant waiver, subject to the review of new charterparty agreements. Our lender has indicated its willingness to extend this waiver, which recently expired, until July 1, 2010.
We expect the extension of this waiver to be granted, thus the presentation of our long term debt in the attached financial statements assumes that the extension of this waiver will be granted and accordingly, substantially all of our long-term debt continues to be classified as non-current as of June 30, 2009.
To the extent that we are unable to obtain this waiver, any long-term debt for which we have been unable to secure a market value to loan covenant waiver will be required to be classified as current, reflecting our lender’s ability to call that debt at any time at their option.
Background Information:
Seanergy Maritime Holdings Corp. commenced operations on August 28, 2008 following shareholder approval on August 26, 2008 for its business combination including the acquisition of six drybulk carriers from the Restis family. On August 28, 2008, the shareholders of Seanergy Maritime Holdings Corp. also approved the dissolution and liquidation of Seanergy Maritime Corp., which became effective on January 27, 2009.
The consolidated financial statements included in this release are for the six months ended June 30, 2009 and include the accounts of Seanergy Maritime Holdings Corp. and its acquired wholly owned subsidiaries, as well as Seanergy Maritime Corp., the Company’s predecessor. We commenced our operating activity on August 28, 2008 therefore comparative operating information for the first six months of 2008 is not available.
Seanergy Maritime Corp. was incorporated in the Marshall Islands on August 15, 2006, originally under the name Seanergy Maritime Acquisition Corp., as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries.

Seanergy Maritime Holdings Corp.
Reconciliation of Net Income to EBITDA
(All amounts expressed in thousand U.S. Dollars)

	Six Months Ended	Three Months Ended
	June 30, 2009	June 30, 2009
Net income	19,283	7,167
Interest and finance costs, net (including interest income)	2,875	1,411
Depreciation & amortization	15,439	7,767
EBITDA	37,597	16,345

Seanergy Maritime Holdings Corp.
Reconciliation of Net Cash provided by operating activities to EBITDA
(All amounts expressed in thousand U.S. Dollars)

	Six Months Ended	Three Months Ended
	June 30, 2009	June 30, 2009
Net cash flow provided by operating activities	34,500	14,284
Changes in operating assets and liabilities	(1,635)	(1,408)
Changes in Capital Expenditures (Drydocking)	2,245	2,231
Amortization of Deferred Charges	(388)	(173)
Interest and finance costs, net (includes interest income)	2,875	1,411
EBITDA	37,597	16,345

EBITDA consists of earnings before interest and finance cost, taxes and depreciation. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, and does not represent cash flow from operations. EBITDA is presented solely as a supplemental disclosure because management believes that it is a common measure of operating performance in the shipping industry.

Seanergy Maritime Holdings Corp. and subsidiaries
Condensed Consolidated Balance Sheets
June 30, 2009 and December 31, 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	June 30, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	47,022	27,543
Advances (trade) to related party	—	577
Inventories	696	872
Prepaid insurance expenses	185	574
Prepaid expenses and other current assets — related parties	268	248
Other current assets	27	—

Total current assets	48,198	29,814

Fixed assets:
Vessels, net	330,202	345,622
Office equipment, net	20	9

Total fixed assets	330,222	345,631

Other assets
Deferred charges	4,605	2,757

TOTAL ASSETS	383,025	378,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	23,250	27,750
Trade accounts and other payables	465	674
Due to related parties	218	—
Due to underwriters	133	419
Accrued expenses	1,864	541
Accrued interest	112	166
Deferred revenue — related party	2,347	3,029

Total current liabilities	28,389	32,579

Long-term debt, net of current portion	174,095	184,595
Accrued charges on convertible promissory note due to shareholders	983	420
Convertible promissory note due to shareholders	28,710	29,043

Total liabilities	232,177	246,637

Consolidated shareholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $0.0001 par value; 100,000,000 and 89,000,000 authorized shares as at June 30, 2009 and December 31, 2008, respectively; 22,361,227 shares, issued and outstanding as at June 30, 2009 and December 31, 2008, respectively	2	2
Additional paid-in capital	166,361	166,361
Accumulated deficit	(15,515)	(34,798)

Total consolidated shareholders’ equity	150,848	131,565

Commitments and contingencies	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	383,025	378,202

Seanergy Maritime Holdings Corp. and subsidiaries
Condensed Consolidated Statements of Operations
For the six months ended June 30, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Six months ended June 30,
	2009	2008
Revenues:
Vessel revenue — related party	49,548	—
Commissions — related party	(1,239)	—

Vessel revenue — related party, net	48,309	—

Expenses:
Direct voyage expenses	(438)	—
Vessel operating expenses		(5,821)
Voyage expenses — related party	(619)	—
Management fees — related party	(617)	—
General and administration expenses	(2,141)	(597)
General and administration expenses — related party	(1,021)	—
Amortization of deferred dry-docking costs	(9)
Depreciation	(15,430)	—

Operating income (loss)	22,213	(597)

Other income (expense), net:
Interest and finance costs	(2,819)	—
Interest and finance costs — shareholders	(312)	—
Interest income — money market funds	256	2,612
Foreign currency exchange gains (losses), net	(55)	—

	(2,930)	2,612

Net income	19,283	2,015

Net income per common share

Basic	0.86	0.07

Diluted	0.80	0.05

Weighted average common shares outstanding

Basic	22,361,227	28,600,000

Diluted	24,621,227	40,867,846

Seanergy Maritime Holdings Corp. and subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity
For the six months ended June 30, 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Common stock		Additional	Accumulated	Total shareholders’
	# of Shares	Par value	paid-in capital	deficit	Equity
Balance December 31, 2008	22,361,227	2	166,361	(34,798)	131,565
Net income for the six months ended June 30, 2009	—	—	—	19,283	19,283

Balance June 30, 2009	22,361,227	2	166,361	(15,515)	150,848

Seanergy Maritime Holdings Corp. and subsidiaries
Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Six months ended June 30,
	2009	2008
Cash flows from operating activities:
Net income	19,283	2,015
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	15,430	—
Deferred dry-docking costs	(2,245)
Amortization of deferred finance charges and dry-dock	397	—
Changes in operating assets and liabilities:
(Increase) decrease in -
Advances (trade) to related party	795	—
Inventories	176	—
Trade accounts and other receivables	(27)	—
Prepaid insurance expenses	389	—
Prepaid expenses and other current assets — related parties	(20)	—
Prepaid expenses and other current assets	—	52
Accrued expenses	1,323	—
Trade accounts and other payables	(209)	(212)
Due to underwriters	(286)	—
Accrued charges on convertible note due to shareholders	411	—
Premium amortization on convertible note due to shareholders	(181)	—
Accrued interest	(54)	—
Deferred revenue — related party	(682)	—

Net cash provided by operating activities	34,500	1,855

Cash flows from investing activities:
Increase in trust account from interest earned on funds held in trust	—	(3,670)
Withdrawals from trust account	—	4,501
Payment of acquisition costs	—	(321)
Additions to vessels	(6)
Additions to office furniture and equipment	(15)	—

Net cash provided by investing activities	(21)	510

Cash flows from financing activities:
Dividends paid	—	(3,173)
Repayment of long term debt	(15,000)	—

Net cash used in financing activities	(15,000)	(3,173)

Net increase (decrease) in cash	19,479	(808)
Cash and cash equivalents at beginning of period	27,543	2,211

Cash and cash equivalents at end of period	47,022	1,403

Cash paid for:
Interest	2,501	—

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 316,676 dwt and an average fleet age of approximately 11 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461 E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566 E-mail: seanergy@capitallink.com